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J Sainsbury plc

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2006 NOV -7 P 1:44
OFFICE OF INTERNATIONAL CORPORATE FINANCE

82-00913

SUPPL

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Dear Mailing List member

J Sainsbury plc Annual Report and Accounts and Interim Results

Interim Results
I am writing to let you know that in common with a growing number of large public companies, we have decided that, in future, we will advertise our interim (half-year) results in the national press and not produce a printed interim report. Our interim results announcements will also be available on our website (www.j-sainsburys.co.uk).

We believe this combined approach will give shareholders sufficient access to our interim results, whilst considerably reducing Sainsbury's demand on natural resources. By not publishing an interim report, we will save over 30 tonnes of paper this year.

On Friday, 17 November 2006, we will publish our interim results for the 28 weeks to 7 October 2006 in the Financial Times. This advertisement will also include details of the interim dividend that will be paid on 5 January 2007 to shareholders on the register at the close of business on 24 November 2006. Please look out for our advertisement. Alternatively, you can visit our website on 15 November 2006, after 7am, when the full text of our results will be available.

Annual Report and Accounts
As you may be aware, shareholder documentation can be accessed through our corporate website, (www.j-sainsburys.co.uk). We believe that many people interested in our company will use our website to access corporate information, as a consequence, we are writing to ask whether you wish to remain on our mailing list to receive future reports. If you wish to remain on the Company's mailing list to receive the Report and Accounts would you please complete the details below and return this letter to our Registrars:

[redacted]

Computershare Investor Services PLC
P O Box 82
The Pavilions
Bridgwater Road
Bristol BS99 7NH

06018224

or email melissa.birkinshaw@computershare.co.uk

If we have not heard from you by 15 November 2006, we will assume that you wish to be removed from our list for future mailings.

Yours sincerely

Tim Fallowfield

Tim Fallowfield
Company Secretary

PROCESSED
NOV 13 2006
THOMSON FINANCIAL

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